PRASAD SERIES TRUST

8000 Town Center Drive

Suite 400

Broadview Heights, OH 44147

Via EDGAR

July 21, 2008

Chad Eskildsen, Senior Staff Accountant

Office of Disclosure Review

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:

Prasad Series Trust

811-8993

Dear Mr. Eskildsen:

I am writing to you in connection with your review of the filing on Form N-CSR of the Annual Report of Prasad Series Trust (“Trust”) for the fiscal year ended March 31, 2008 (“2008 Annual Report”) and the comment conveyed to the Trust’s legal counsel, Patricia C. Foster on July 15, 2008, concerning the Annual Report.  Ms. Foster has advised that, during the course of your review, you noted that the performance of the Fund is compared to the S & P 500 Index in the Annual Report whereas the performance of the Fund is compared to the NASDAQ Composite Index in the Trust’s Prospectus dated July 30, 2007.  This letter is intended to confirm that in future shareholder reports the index utilized for performance comparison purposes will be the same at that utilized in the Trusts’ prospectus.  Please contact Ms. Foster at 585-387-9000 if questions should arise in connection with these matters.

Very truly yours,

/S/ Rajendra Prasad

Rajendra Prasad, President

CC:

Patricia C. Foster, Esq.

John Townsend, CPA